November 12, 2013

Securities and Exchange Commission
Washington, D.C.   20549

Re:	UMED Holdings, Inc. Form 10 Filed August 29, 2013 File No. 0-55030

This letter responds to each of the comments made in your comments letter dated September 25, 2013.  The responses set forth and captioned below correspond to the respective captions of the comments in your letter.  With this by way of introduction, the following are our responses to your comments:

Form 10 Filed August 29, 2013  General

1.Please refer to General Instruction C to Form 10. Your filing includes a number of incomplete or inconsistent disclosures, and in some cases, you also fail to provide disclosure “as of a date reasonably close to the date of filing,” as General Instruction C(b) requires. Examples include the following:

• At page 2, you state that you “continue to work with computer models to make the technology more efficient” and at page 7 you state that (via Greenway) you are “currently using outside consultants to perform the engineering and design work on the GTL Unit,” but at page F-8 you state that you “did not incur any research and development expenses from March 31, 2002 (date of inception) through June 30, 2013”;

We revised page 2, to say “and plans to continue to use computer models to make the technology more efficient.”

We revised page 7, to say” Greenway plans to use outside consultants to perform the engineering and design work on the GTL Unit, at such time as capital funds are available.

We revised page F-8, to say “The Company has did not incurred $118,775 in any research and development expenses from March 13, 2002 (date of inception) through June 30, 2013.”

We revised page F-25, to say” The Company has incurred $68,000 in research and development expenses from March 13, 2002 (date of inception) through December 31, 2012.”

•
With regard to the GTL technology, please reconcile the $573,000 write-off cited at page F-21 with the write-off of $473,000 cited at page F-34, and if the GTL technology will in fact require “years” more of research as you suggest at page F34, revise the business and plan of operation disclosure accordingly;

We revised page F-34, to say “and will require revisions in the technology.  The Company has made the decision to write-off the $473,000 investment in the technology agreement and the $100,000 investment in G2L manufacturing and operating entities as their future values are in doubt.”

•
Regarding the current status of your operations and liquidity, please compare your statement that you have not “developed a full plan or budget,” page 4, with your incomplete assertion that your “current and future plans enable it to continue as a going concern for the next twelve months,” pages 8 and 14;

We revised our disclosures to indicate that the Company’s initial focus will be on developing the Mamaki Tea Plantation as it has the product that is most marketable at this time and then as capital is available, we will fund other areas of the Company.

We deleted the assertions on pages 8 and 14 that contained the following language “Management believes that its current and future plans enable it to continue as a going concern for the next twelve months.”

•
It is unclear to which “plans” in particular you refer, so please explain how such plans will enable you to continue as a going concern, making clear your actual liquidity in that context, clarifying with a view toward disclosure the “process” by which you are “securing funding to build the GTL units, begin the mining operations,” etc. (page 2);

We revised our disclosures to indicate that the Company’s initial focus will be on developing the Mamaki Tea Plantation as it has the product that is most marketable at this time and then as capital is available, we will areas of the Company.

•	You provide different entries for the par value for your preferred stock at page 25 and elsewhere; and

We revised page 25 to say “The Company authorized the issuance of 20,000,000 shares of preferred stock, with a par value $0.0001 each, which is not being registered.”

•
Revise the disclosure at page 24 to provide additional details regarding the identity of the purchasers or recipients of your securities if they were directors or officers, as well as supplying the information Item 701(d) of Regulation S-K requires.

We revised the disclosures as requested.

Explanatory Note, page 1
2.  Note that the registration statement becomes effective by operation of law sixty days after it was initially filed. Please revise to eliminate the suggestion that it will be “deemed effective.”

We revised to say “We will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.”

Business, page 2
Gas To Liquid (GTL) Units, page 3
3.  We note your assertion that “smaller, stranded, or otherwise inaccessible natural gas fields in the U.S. and Canada” are “estimated at nearly 50% of all gas reserves.” If you retain them, please provide us with substantiation from independent, third-party sources for this assertion and for the claim that your product (presumably not ready for a number of years, see comment 1 of this letter) would at the time it is “operational” be “the only producing portable GTLF system in the world.” If you provide third-party reports, specify precisely where to find the particular data, and highlight the appropriate portions of the report(s). If you are unable to provide support for an assertion, please eliminate it.

We revised to delete this assertion.

4.  Similarly, if you retain them, provide substantiation for each of the following statements:

•
in the prior subsection on page 3, that the herbal tea has “been credited to help maintain balance for diabetes for some people,” and disclose whether the FDA has considered your claims in that regard;

We revised to delete this assertion.

•	that “the potential recovery value of the metals located on [the land where you have mining claims] is significant” (page 12); and

We revised to delete this assertion.

•	that the tool which you are developing will among other things “[ensure] increased efficiency by significantly decreasing rig down-time due to mechanical breakdowns” (page 12).

We revised to delete this assertion.

Mamaki Tea Operations, page 5
5.  If you retain the claim, explain to us the basis for your statement that the Wood Valley Plantation is the “only commercial operating Mamaki tea plantation in the world.” Also clarify for us who supplies all the other merchants on the world-wide web that appear to sell Mamaki tea.

We revised to delete this assertion.

Risk Factors, page 7
Our auditors have expressed substantial doubt about our ability to continue as a going concern, page 8
6.  We note your statement that “the Company has incurred deficit accumulated of approximately $3.1 million as of December 31, 2012.” Please provide updated disclosures throughout your filing with the accumulated deficit as of June 30, 2013. For example, provide corrected and current disclosure to replace the reference to the “$601,077” deficit to which you refer in the last paragraph on page 14.

We revised to say “As shown in the accompanying consolidated financial statement, the Company has incurred a cumulative deficit of $4,318,655 and $3,069,898 as of June 30, 2013 and December 31, 2012, respectively.”

We are subject to the requirements of Section 404 of the Sarbanes-Oxley Act, page 10
7.  We note your disclosure regarding the existence of material weaknesses in your internal control over financial reporting. Please enhance your disclosure by explaining the nature of the material weaknesses, and also discuss what steps, if any, you have taken or plan to take to address such weaknesses.

We revised as follows:

We identified the following  deficiencies  which together  constitute a material weakness  in our  assessment  of the  effectiveness  of  internal  control  over financial reporting as of December 31, 2012:

            o    The  Company  has  inadequate  segregation  of duties  within its cash disbursement control design.

            o    During the year ended December 31, 2012, the company internally performed all aspects of our financial reporting process, including, but not limited to the underlying accounting records and record journal entries and responsibility for the preparation of the financial statement due to the fact these duties were performed often times by the same people, a lack of review was created over the financial reporting process that might result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statement and related disclosures as filed with the SEC.  These control deficiencies could result in a material misstatement to our interim or annual financial statements that would not be prevented or detected.

o   The Company does not have a sufficient number of independent directors for our  board  and  audit  committee.  We currently have no independent director on our board, which is comprised of two directors, and we do not have a functioning audit committee. As a publicly-traded company, we should strive to have a majority of our board of directors be independent.

The Company is continuing the process of remediating its control deficiencies.  However, the material weakness in internal control over financial reporting that has been identified will not be remediated until numerous  internal controls are implemented and  operate for a period of time,  are tested,  and the Company is able to conclude that such  internal  controls are operating  effectively.  The Company cannot provide assurance that these procedures will be successful in identifying material errors that may exist in the financial statements.  The Company cannot make assurances that it will not identify additional material weaknesses in its internal control over financial reporting in the future. Management plans, as capital becomes available to the Company, to increase the accounting and financial reporting staff and provide future investments in the continuing education and public company accounting training of our accounting  and  financial  professionals.

Other than the  matters  discussed  above,  during  the  period  covered by this report,  there were no significant  changes in the Company's  internal  controls over financial  reporting that have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

It should be noted  that any  system of  controls,  however  well  designed  and operated,  can provide only  reasonable,  and not absolute,  assurance  that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.  Because of these and other inherent limitations of control system, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

We cannot be certain that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404, or that our auditors will not have to report a material weakness in connection with the presentation of our financial statements. If we fail to comply with the requirements of Section 404, or if our auditor’s report such material weakness, the accuracy and timeliness of the filing of our annual report may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock. In addition, a material weakness in the effectiveness of our internal controls over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

8.  Based on the disclosures you provide, it appears that you have experienced significant fluctuations in revenues from period-to-period. Discuss the extent to which your business is seasonal, and discuss the reasons for the fluctuations over the periods presented. See Item 303(a)(3)(ii) of Regulation S-K. See also Item 101(c)(1)(v) of Regulation S-K.

We revised disclosure as follows:

Revenues for the years ended December 2012 and 2011 were $59,257 and $ 0, respectively. The revenues were primarily from the Company’s mamaki tea operations, which began the last half of 2012.  The mamaki tea operations are not considered season, although sales will fluctuate from quarter to quarter as the business grows.

9.	We note the following statements:

•	Under the subheading “Energy Interest,” “[t]he Company is currently seeking funding of $20,000,000 to build the initial (1,250 BPD) GTL unit near an existing pipeline.”

We expanded disclosure to provide the following detail for anticipated primary allocation of funds;

Engineering	$500,000
Desulfurization unit	600,000
Steam methane reformer	2,900,000
Catalyst	3,000,000
FT Reactor	5,000,000
Fractionation tower	4,000,000
Manufacturing costs	2,000,000
Corporate overhead	2,000,000
Total	$20,000,000

•	Under the subheading “Mining Interest,” “[t]he Company is currently seeking funding of $2,000,000 to begin certified assaying, development of a mining plan and the exploration/mining process.”

We expanded the disclosure to provide the following detail of the primary allocation of funds;

The Company is currently seeking funding of $2,000,000 to begin certified assaying ($500,000), development of a mining plan with the BLM ($500,000) and exploration equipment ($1,000,000).

•	Under the heading “Mamaki Tea Farm,” [t]he Company is currently seeking funding of $5,000,000 for operations, marketing and additional acreage.”

We expanded disclosure to provide the following detail for anticipated primary allocation of the funds;

Operations	$1,000,000
Facilities	1,000,000
Marketing	500,000
Additional acreage	2,500,000
Total	$5,000,000

Please provide additional detail as to your particular plans for each of these items, specifying the components in each case to the extent known. Also, clarify your reference to building the GTL unit near a pipeline, insofar as it appears from other disclosure that it is intended to be a mobile unit.

We revised as follows “The Company is currently seeking funding of $20,000,000 to position the initial (1,250 BPD) GTL unit near an existing pipeline to obtain the cleanest gas possible and not have to deal with desulfurization on the first unit.”

Notes to Interim Consolidated Financial Statements  General
10.  Please note that comments on your interim financial statements should also be applied to your annual financial statements, and vice versa, wherever applicable.

We revised to make them consistent.

11.  We note that certain interim financial statements footnotes reference other footnotes that do not appear to be included within your financial statements. Please review your interim financial statement footnotes and revise, as necessary.

We revised to correct the references.

Note 2 – Basis of Presentation and Going Concern Uncertainties, page F-4
12.  Please revise to include an affirmative statement that your interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Revised to add the following—“The interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.”

Note 3 – Significant Accounting Policies, page F-5  Impact of New Accounting Standards, page F-9
13.  With regard to accounting standards already adopted by June 30, 2013, revise your disclosure to indicate whether adoption had a material impact, not whether adoption was expected to have a material impact. We also note that disclosure for standards that were adopted by December 31, 2012 is no longer required to be included in subsequent interim financial statements. Additionally, please confirm that you have considered accounting standards that will be adopted in the future as none are disclosed. Refer to SAB Topic 11M.

We revised and added the following disclosure ---“Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.”

Annual Financial Statements
Consolidated Statements of Operation, page F-19
14.  It does not appear that “gross profit” includes any depreciation or amortization expense. Please revise your financial statements to provide disclosure consistent with the guidance per SAB Topic 11B.

We revised F-2 and F-19 to say, “Cost of sales, exclusive of depreciation shown separately below.”

Note 1 – Summary of Significant Accounting Policies, page F-22
15.  Please revise to explain how you considered the reporting requirements regarding the disclosure of operating segments pursuant to FASB ASC 280-10-50.

We added the following to page F-23;

Segment Information

ASC 280, “Segment Reporting” requires use of the “management approach” model for segment reporting.  The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance.  The Company determined that is has one operating segment Mamaki of Hawaii in addition to its corporate activities as of December 31, 2012 and only the corporate activities as of December 31, 2011.

We added the following as Note 14 on page F-34

NOTE 14 – SEGMENT INFORMATION

The accounting standards for reporting information about operating segments define operating segments as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how allocate resources and in assessing performance.  The Company’s chief operating decision maker is the Chief Executive Officer.  The Company is organized by line of business.  While the Chief Executive Officer evaluates results in a number of different ways, the line of business management structure is the primary basis for which the allocation of resources and financial results are assessed.  Under aforementioned criteria, the Company operates in one reporting segment and corporate activities.

Mamaki of Hawaii is the reporting segment that derives its income from the sale of mamaki tea.

The information provided below is obtained from internal information that is provided to the Company’s chief operating decision maker for the purpose of corporate management.  The Company uses operating income (loss) to measure segment performance.  The Company does not allocate corporate interest income and expense, income taxes, other income and expenses related to corporate activity or corporate expense for management and administrative services to its reporting segment.  Because of this unallocated income and expense, the operating income (loss) of the reporting segment does not reflect the operating income (loss) the reporting segment would report as a stand-alone business and therefore we do not present indirect operating expenses.

The table below illustrates the Company’s results for the reporting segment for the year ended December 31, 2012, as the reporting unit was acquired at its inception in May 2012:

2012
Sales	$59,257
Cost of sales	32,221
Gross Profit	27,036
General and administration expense	228,073
Depreciation expense	61,868
Operating loss	(262,905)

Other income (expense)
Interest expense	(60,727)
Forgiveness of debt	443,927
383,200

Net income	$120,295

December 31, 2012

Total assets	$2,052,997
Total liabilities	$1,154,271

Similar information was added to the June 30, 2013 interim financial statements for the appropriate time period.

16.  We note that you have provided disclosure regarding recent acquisitions. Please tell us how you considered the disclosure requirements pursuant to Rule 8-04 of Regulation S-X. For example, please tell us how you evaluated the need to present historical financial statements (i.e., for periods prior to your acquisition) for Mamaki Tea & Extract of Hawaii, Inc.

We revised to disclosures to provide allocation of purchase prices.

Mamaki Tea was acquired on its formation (May 1, 2012) and there were no operations prior thereto,  all of its operations for 2012 were included in the Company’s 2012 numbers.  Rig Support, with majority control acquired in 2013 had only $6,000 of operating expenses in 2012.

Impact of New Accounting Standards, page F-26
17.  With regard to accounting standards already adopted by December 31, 2012, revise your disclosure to indicate whether adoption had a material impact, not whether adoption was expected to have a material impact. Additionally, please confirm that you have considered accounting standards that were adopted during 2012 and 2011, as we note that none are disclosed. Refer to SAB Topic 11M.

We revised the disclosure as follows;

In June 2011, the FASB issued Accounting Standards Update 2011-05, Presentation of Comprehensive Income. This update amended the provisions of FASB ASC 220-10 by eliminating the option of reporting other comprehensive income in the statement of changes in stockholders’ equity. Companies will have the option of presenting net income and other comprehensive income in a single, continuous statement of comprehensive income or presenting two separate but consecutive statements of net income and comprehensive income. The new presentation requirements are effective for interim and annual periods beginning after December 15, 2011. The adoption of this standard did not have a material impact on our financial statements.

In September 2011, the FASB issued Accounting Standards Update 2011-08, Testing Goodwill for Impairment. This update amended the provisions of FASB ASC 350-20-35 by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of this standard did not have a material impact on our financial statements.

In July 2012, the FASB issued the FASB Accounting Standards Update No. 2012-02 “Intangibles—Goodwill and Other (Topic 350) Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”).

This Update is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment. This guidance builds upon the guidance in ASU 2011-08, entitled, Testing Goodwill for Impairment. ASU 2011-08 was issued on September 15, 2011, and feedback from stakeholders during the exposure period related to the goodwill impairment testing guidance was that the guidance also would be helpful in impairment testing for intangible assets other than goodwill.

The revised standard allows an entity the option to first assess qualitatively whether it is more likely than not (that is, a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired, thus necessitating that it perform the quantitative impairment test. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not that the asset is impaired.

This Update is effective for annual and interim impairment tests performed in fiscal years beginning after September 15, 2012.  Earlier implementation is permitted.

Note 5 – Acquisitions, page F-28
18.  Please expand your disclosure to include the information required by FASB ASC 805-10- 50 for each acquisition accounted for as a business combination. For example, it does not appear that you have disclosed the amounts recognized for each acquisition and the line item in the financial statements in which each amount is recognized as required by FASB ASC 805-10-50-2(e)(3).

We revised to disclosures to provide allocation of purchase prices.

Mamaki Tea was acquired on its formation (May 1, 2012) and there were no operations prior thereto,  all of its operations for 2012 were included in the Company’s 2012 numbers.  Rig Support, with majority control acquired in 2013 had only $6,000 of operating expenses in 2012.
Note 7 – Investments, page F-29
19.  We note your chart here lists investments totaling $306,000 and $290,000 for 2012 and 2011, respectively, while Investments presented on your balance sheet total $206,000 and $190,000. Please revise, as appropriate, for consistency. Additionally, pursuant to FASB ASC 805-20-55-37, please note that mineral rights should be classified as tangible assets.

We revised Note 7 Investments to move the Mine Properties to Other assets on the balance sheet and revised Note 7 totals to agree with the balance sheet as follows below.

NOTE 7 – INVESTMENTS

Investments consisted of the following at December 31, 2012 and 2011:

	2012	2011
Jet Tech LLC
In October 2011, the Company acquired a 49% interest in JetTech LLC (Exhibit
10.8), which is an aerospace maintenance operation located at Meacham
Airport in Fort Worth, Texas for 600,000 shares of the Company's restricted
Common Stock. The shares were valued at $.15 per share.	90,000	90,000

Rig Support Services
In February 2012, the Company acquired a 50% interest in Rig Support Services,
Inc. (Exhibit 10.7) for 600,000 shares of restricted Common Stock (100,000 shares issued at December 31, 2012), which has implemented a unique technology and asset management tool for the oil and gas industry. This tool will not only provide independent rig owners and operating companies the ability to more accurately view and report on drilling operations, it will also allow for a more streamlined approach to processing purchase orders, receiving parts, saving dollars, and ensuring increased efficiency by significantly decreasing rig down-time due to mechanical break-downs.
The investment at December 31, 2012 includes the 100,000 shares valued at
$6,000 plus $10,000 advance to Rig Support.	16,000	0
	$106,000	$90,000

Finally, majority-owned subsidiaries should generally be consolidated and not be characterized as investments. Please tell us how you considered the guidance per FASB ASC 810-10 in this regard.

All majority owned subsidiaries are consolidated.

Exhibits
20.  We note that certain of your exhibits, such as Exhibits 3.5, 10.15 and 10.19, appear to have been filed in a format other than searchable text. Please amend the Form 10 to re-file these exhibits in a searchable text format. See Section 5.1 of the EDGAR Filer Manual, Volume II: “Edgar Filing,” Version 21 (October 2012) and Item 301 of Regulation S-T.

       We have revised the following exhibits in word format;

3.1
3.2
3.3
3.4
3.5
10.15
10.19

21.  Please be sure to provide the final version of each of the agreements that you file. In that regard, we note that not all parties appear to have signed the version of the promissory note you filed as exhibit 10.15.

             Exhibit 10.15 is a promissory note that requires the signature of the Maker, which is indicated at the end of the promissory note.

The Company acknowledges that that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Kevin Bentley________________
Kevin Bentley, CEO

 /s/ Randy Moseley____________
Randy Moseley, CFO